

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 2, 2016

Miles D. White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

> **Re:** **Abbott Laboratories**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 9, 2016**
> **File No. 333-212002**

Dear Mr. White:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Financial Analyses, page 64

Overview of Financial Analyses, page 64

1.  We note your revised disclosure in response to prior comments 8 and 10. As it appears that certain companies and transactions that satisfied the criteria used were excluded from the Selected Public Companies and Selected Precedent Transactions analyses, please revise to explain the reason for the exclusion. Also revise to identify more specifically the criteria that were used to select companies for these analyses. For instance, quantify the range of "large cap" companies that Guggenheim deemed "generally relevant" for purposes of the analyses.

Selected Precedent Transactions Multiples and Growth Rates, page 69

2.      Please remove the statement "shown for informational purposes" from the chart on page 69, as it is inappropriate to disclaim responsibility for information in the registration statement.

Material U.S. Federal Income Tax Consequences, page 186

3.      We note your revised disclosure in response to prior comment 19 that describes the tax consequences to holders "who receive Abbott shares and cash pursuant to a transaction constituting a 'reorganization' within the meaning of Section 368(a) of the Code." It is not acceptable merely to describe the tax treatment of transactions constituting reorganizations without application to the specific facts of this particular transaction. Please revise to clarify whether this transaction will constitute a reorganization such that the tax consequences currently described will apply to security holders in this transaction. If you are unable to provide unequivocal disclosure regarding the tax treatment of the mergers, you should disclose why, describing the degree of uncertainty and the implications in the event the transaction does not constitute a reorganization, and include risk factor disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:    David K. Lam, Esq.